UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

FairPoint Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

305560302
(CUSIP Number)

STEVEN AZARBAD
DAVID D. TAWIL
MAGLAN CAPITAL LP
25 West 39th Street, 2nd Floor
New York, New York 10018

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON MAGLAN CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,062,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,062,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA-PN

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON MAGLAN CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,062,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,062,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON STEVEN AZARBAD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,062,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,062,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 305560302

1	NAME OF REPORTING PERSON DAVID D. TAWIL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,062,812
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,062,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 305560302

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of FairPoint Communications, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
Maglan Capital LP, a Delaware limited partnership (“Maglan LP”), with respect to the Shares beneficially owned by it as the investment manager to Maglan Distressed Master Fund LP (the “Fund”) and certain managed accounts (the “Managed Accounts”) for the benefit, directly or indirectly, of members of Maglan Capital GP LLC (“Maglan LLC”);

(ii)	Maglan LLC, a Delaware limited liability company, with respect to the Shares beneficially owned by it as the general partner of Maglan LP;

(iii)	Steven Azarbad, as the Chief Investment Officer of Maglan LP and a managing member of Maglan LLC; and

(iv)	David D. Tawil, as the President of Maglan LP and a managing member of Maglan LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal offices of each of Maglan LP, Maglan LLC and Messrs. Azarbad and Tawil is 25 West 39th Street, 2nd Floor, New York, New York 10018.

(c)           Maglan LP is the investment manager to the Fund and the Managed Accounts. Maglan LLC is the general partner of Maglan LP. Mr. Azarbad is the Chief Investment Officer of Maglan LP and a managing member of Maglan LLC. Mr. Tawil is the President of Maglan LP and a managing member of Maglan LLC.

 (d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Maglan LP and Maglan LLC are organized under the laws of the State of Delaware.  Messrs. Azarbad and Tawil are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Fund and the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,062,812 Shares beneficially owned by the Reporting Persons is approximately $20,256,814, including brokerage commissions.

CUSIP NO. 305560302

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 6, 2016, the Reporting Persons announced that they had delivered a letter to the Issuer’s Board of Directors (the “Board”), outlining the Reporting Persons significant concerns regarding the Board’s failure to protect and enhance shareholder value and reward shareholders for the Issuer’s recent operational improvements.  The Reporting Persons also outlined in the letter value-creating initiatives for enhancing long-term shareholder value at the Issuer which include, in order of priority: (i) a sale of the Issuer; (ii) initiation of a recurring dividend to shareholders; (iii) development of a company share repurchase program; (iv) retirement of outstanding debt; and (v) refinancing of outstanding debt.  The Reporting Persons also stated in the letter that they stand ready and willing to discuss the foregoing value-creating initiatives, among others, with the Board.  The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, continuing to engage in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 27,065,779 Shares outstanding, as of April 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2016.

CUSIP NO. 305560302

A.	Maglan LP

(a)
As of the close of business on June 7, 2016, 1,789,607 Shares were owned by the Fund and 273,205 Shares were held in the Managed Accounts.  Maglan LP, as the investment manager to the Fund and the Managed Accounts, may be deemed the beneficial owner of the (i) 1,789,607 Shares owned by the Fund and (ii) 273,205 Shares held in the Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,062,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,062,812

(c)	Maglan LP has not entered into any transactions in the Shares during the past sixty days.

B.	Maglan LLC

(a)	Maglan LLC, as the general partner of Maglan LP, may be deemed the beneficial owner of the (i) 1,789,607 Shares owned by the Fund and (ii) 273,205 Shares held in the Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,062,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,062,812

(c)	Maglan LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Azarbad

(a)
Mr. Azarbad, as the Chief Investment Officer of Maglan LP and a managing member of Maglan LLC, may be deemed the beneficial owner of the (i) 1,789,607 Shares owned by the Fund and (ii) 273,205 Shares held in the Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,062,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,062,812

(c)	Mr. Azarbad has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 305560302

D.	Mr. Tawil

(a)
Mr. Tawil, as the President of Maglan LP and a managing member of Maglan LLC, may be deemed the beneficial owner of the (i) 1,789,607 Shares owned by the Fund and (ii) 273,205 Shares held in the Managed Accounts.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,062,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,062,812

(c)	Mr. Tawil has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on June 7, 2016, the Reporting Persons collectively beneficially owned an aggregate of 2,062,812 Shares, constituting approximately 7.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 7, 2016, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Maglan Capital LP, Maglan Capital GP LLC, Steven Azarbad and David D. Tawil, dated June 7, 2016.

99.2	Letter to the Board of Directors, dated June 6, 2016.

CUSIP NO. 305560302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2016

Maglan Capital LP

By:	Maglan Capital GP LLC
General Partner

By:	/s/ Steven Azarbad
	Name:	Steven Azarbad
	Title:	Chief Investment Officer

Maglan Capital GP LLC

By:	/s/ Steven Azarbad
	Name:	Steven Azarbad
	Title:	Managing Member

/s/ Steven Azarbad
Steven Azarbad

/s/ David D. Tawil
David D. Tawil